Exhibit 99.01

Standard Gypsum LP

Financial Statements as of and for the Years Ended December 31, 2005 and January 1, 2005, and for the Three Years Ended December 31, 2005, and Independent Auditors’ Report

STANDARD GYPSUM LP

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND JANUARY 1, 2005, AND FOR THE THREE YEARS ENDED DECEMBER 31, 2005:

Balance Sheets	3

Statements of Operations	4

Statements of Partners’ Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7–11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Standard Gypsum LP:

We have audited the accompanying balance sheets of Standard Gypsum LP (the “Company”) as of December 31, 2005 and January 1, 2005 and the related statements of operations, partners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2005 and January 1, 2005, financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and January 1, 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 13, 2006

Atlanta, GA

Report of Independent Registered Public Accounting Firm

The Partners

Standard Gypsum LP

We have audited the statement of operations, partners’ equity and cash flows of Standard Gypsum LP (“Standard”) for the year ended January 3, 2004. These financial statements are the responsibility of Standard’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Standard’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Standard’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Standard Gypsum LP for the year ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Austin, Texas

February 6, 2004

STANDARD GYPSUM LP

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND JANUARY 1, 2005

(In thousands)

	December 31, 2005	January 1, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,264	$1,372
Accounts receivable, net of allowance for doubtful accounts of $471, and $522 at December 31, 2005, January 1, 2005, respectively	17,322	15,835
Related-party receivables	4,058	7,108
Inventories	2,978	3,147
Prepaid expenses	731	528

Total current assets	33,353	27,990

PROPERTY, PLANT, AND EQUIPMENT:
Land	687	687
Buildings and improvements	22,433	20,628
Machinery and equipment	69,599	67,055
Furniture and fixtures	387	556
Gypsum deposit	1,546	1,546
Construction in progress	1,539	2,063

	96,191	92,535
Less accumulated depreciation and depletion	(34,175)	(30,567)

Property, plant, and equipment—net	62,016	61,968

TOTAL	$95,369	$89,958

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,755	$5,449
Related party payables	206	274
Accrued expenses	2,839	1,564
Accrued compensation and benefits	1,910	1,920
Accrued utilities	2,857	1,885
Accrued shipping liability		250
Deferred revenue	306	284
Debt	56,200	56,200

Total current liabilities	69,073	67,826

PARTNERS’ EQUITY	26,296	22,132

TOTAL	$95,369	$89,958

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, JANUARY 1, 2005, AND JANUARY 3, 2004

(In thousands)

	December 31, 2005	January 1, 2005	January 3, 2004
SALES	$197,131	$153,714	$103,391
COST OF SALES	125,136	101,120	80,571

GROSS PROFIT	71,995	52,594	22,820
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	11,415	8,468	8,014

INCOME FROM OPERATIONS	60,580	44,126	14,806
INTEREST EXPENSE	(3,580)	(2,072)	(1,778)
INTEREST INCOME	179	44	22
OTHER (EXPENSE) INCOME	(15)	(888)	548

NET INCOME	$57,164	$41,210	$13,598

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF PARTNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, JANUARY 1, 2005, AND JANUARY 3, 2004

(In thousands)

	Gypsum MGC, Inc.	Temple- Inland Forest Products Corporation	McQueeney Gypsum Company, LLC	Temple Gypsum Company	Total Partners’ Equity
BALANCE—December 28, 2002	$181	$181	$8,881	$8,881	$18,124
Distributions to partners	(153)	(153)	(7,497)	(7,497)	(15,300)
Net income	136	136	6,663	6,663	13,598

BALANCE—January 3, 2004	164	164	8,047	8,047	16,422
Distributions to partners	(355)	(355)	(17,395)	(17,395)	(35,500)
Net income	412	412	20,193	20,193	41,210

BALANCE—January 1, 2005	221	221	10,845	10,845	22,132
Distributions to partners	(530)	(530)	(25,970)	(25,970)	(53,000)
Net income	572	572	28,010	28,010	57,164

BALANCE—January 31, 2006	$263	$263	$12,885	$12,885	$26,296

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED December 31, 2005, JANUARY 1, 2005, AND JANUARY 3, 2004

(In thousands)

	December 31, 2005	January 1, 2005	January 3, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$57,164	$41,210	$13,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and depletion	3,828	4,107	3,942
Provision for doubtful accounts	50	120	120
Loss on asset disposal	12	39	207
Changes in operating assets and liabilities:
Accounts receivable	(1,537)	(6,914)	(2,020)
Related-party receivables	3,050	(4,241)	161
Inventories	169	(763)	(647)
Prepaid expenses	(203)	17	(68)
Accounts payable	(694)	2,224	21
Related-party payables	(68)	80	(45)
Accrued expenses	1,987	1,749	952
Other liabilities		(7)	19
Deferred revenue	22	179

Net cash provided by operating activities	63,780	37,800	16,240

CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of property and equipment	(3,888)	(1,925)	(1,240)

Cash used in investing activities	(3,888)	(1,925)	(1,240)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(53,000)	(35,500)	(15,300)
Repayment of bonds		(56,200)
Repayment of bank term loan	(56,200)
Borrowings under bank term loan	56,200	56,200

Net cash used in financing activities	(53,000)	(35,500)	(15,300)

NET CHANGE IN CASH AND CASH EQUIVALENTS	6,892	375	(300)
Cash and cash equivalents—beginning of year	1,372	997	1,297

Cash and cash equivalents—end of year	$8,264	$1,372	$997

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest	$3,334	$1,094	$684

See notes to financial statements.

STANDARD GYPSUM LP

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, JANUARY 1, 2005 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2005

1.	OPERATIONS

Standard Gypsum LP (“Standard”) was formed effective April 1, 1996 by two members: Caraustar Industries, Inc. (“Caraustar”) and Temple-Inland Forest Products Corporation (“Temple”). Standard manufactures and distributes gypsum wallboard from its plants in Texas and Tennessee and operates a gypsum rock quarry in Texas. Prior to April 1, 1996, Standard operated as a wholly owned subsidiary of Caraustar (the “Predecessor”). Effective April 1, 1996, Caraustar contributed substantially all of the operating assets and liabilities of the Predecessor at its historical basis to Standard. Simultaneous with this contribution, Caraustar sold a 50% interest in Standard to Temple in exchange for $10.8 million. Additionally, Caraustar and Temple each contributed capital of $250 thousand to Standard.

Effective December 28, 2000, Standard converted to a limited partnership and, as such, changed its name to Standard Gypsum LP. The conversion was effected through the transfer of equity between the general partners, Caraustar and Temple, and newly formed limited partners. Caraustar’s 50% interest in Standard was owned by two wholly owned subsidiaries of Caraustar, Gypsum MGC, Inc. (1%) and McQueeney Gypsum Company, LLC (49%). Temple’s 50% interest in Standard is now owned directly by Temple (1%) and through a wholly owned subsidiary, Temple Gypsum Company (49%).

Subsequent to year end, on January 17, 2006, Temple purchased the 50% ownership interest owned by Standard’s other 50% owner, Caraustar. The sale was made pursuant to an agreement for purchase and sale of partnership interests dated January 17, 2006 (the “Purchase Agreement”), between Temple and Caraustar and the subsidiaries of Temple and Caraustar who were partners in Standard. Pursuant to the Purchase Agreement, Temple purchased the Company’s 50% ownership interest for $150 million. Temple also assumed all of Standard’s $56.2 million in debt obligations and all other liabilities of Standard. All existing gypsum paper contracts between Standard and Caraustar were terminated at the closing and replaced with new gypsum paper contracts covering the Standard facilities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—Standard’s fiscal year ends on the Saturday closest to December 31, which from time to time means that a fiscal year will include 53 weeks instead of 52 weeks. Fiscal year 2005, which ended on December 31, 2005, had 52 weeks. Fiscal year 2004, which ended on January 1, 2005, had 52 weeks. Fiscal year 2003, which ended on January 3, 2004, had 53 weeks.

Cash and Cash Equivalents—All short-term investments purchased with original maturities of three months or less are considered cash equivalents.

Inventories—Inventories are stated at the lower of cost on a first-in, first-out basis or market. Costs include materials, labor, and overhead.

Inventories consisted of the following (in thousands):

	December 31, 2005	January 1, 2005
Raw materials	$977	$822
Finished goods	2,001	2,325

	$2,978	$3,147

Property, Plant, and Equipment—Property, plant, and equipment are stated at historical cost. Depreciation of all buildings and some equipment is computed using the straight-line method over the estimated useful lives of the assets. In 1999, Standard placed certain equipment in service at its new Cumberland City facility, utilizing the units-of-production method of depreciation. The estimated useful lives of these assets under the units-of-production depreciation method is 5 to 25 years, consistent with depreciable lives under the straight-line method. On January 4, 2004, the Company discontinued the units-of-production method of depreciation and now depreciates all equipment utilizing a straight-line method.

Depreciation and depletion expense was approximately $3.7 million, $3.9 million, and $3.8 million, for the years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively. Expenditures for maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in the results of operations.

The estimated useful lives used in determining depreciation are as follows:

Buildings	10 to 40 years
Machinery and equipment	5 to 25 years

Taxes—Standard is a limited partnership and its income or loss is allocated to the partners for inclusion in their income tax returns, and accordingly, no provision for income taxes is included in the accompanying financial statements.

As a limited partnership, Standard does not owe franchise tax to the state of Texas. However, Standard must pay franchise tax to the state of Tennessee. During the years ended December 31, 2005, January 1, 2005, and January 3, 2004, Standard incurred expenses of $1.3 million, $887 thousand and $279 thousand related to franchise tax due to the state of Tennessee. All amounts related to franchise tax expense are recorded in other expense in the accompanying statements of operations for the years ended December 31, 2005, January 1, 2005, and January 3, 2004.

Partners’ Equity—Under the terms of the partnership agreement, income, and distributions of Standard were allocated to the partners based on their respective ownership interests.

Revenue—Revenue is recognized upon passage of title, which occurs at the time the product is delivered to the customer, the price is fixed and determinable, and collectibility is reasonably assured.

Amounts billed to customers for shipping and handling are included in sales and the related costs thereof are included in cost of sales. Total shipping and handling costs were $28.1 million, $21.4 million, and $15.6 million for the years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balances of the asset.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“SFAS 151”). This statement amends guidance in Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges…” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The effective date of this statement is for fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143 (“FIN 47”). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have any impact on the Company’s financial statements.

4.	DEBT

During fiscal 2004, the Company refinanced its obligations arising under a bridge loan and a lease from the Industrial Development Board of Stewart County, Tennessee (the “Industrial Development Board”), which, in turn, were funded with Solid Waste Disposal Revenue Bonds (the “Bonds”) in the amount of

$56.2 million issued by the Industrial Development Board of Stewart County whose only repayment sources were the loan and lease payments from the Company to the Industrial Development Board. The Bonds were also supported by an irrevocable direct pay letter of credit, severally supported by Temple and Caraustar. The payments under the lease and loan mirrored the payment obligations of the Industrial Development Board under the Bonds. The refinancing proceeds of $56.2 million were used to repay in full the loan and lease obligations to the Industrial Development Board, which, in turn, used the proceeds to redeem the Bonds. The refinancing was a bank term loan, supported severally by each of Temple, in the form of a guaranty, and Caraustar in the form of an irrevocable stand-by letter of credit issued on behalf of Caraustar, and was set to expire in October 2005.

On September 22, 2005, the Company completed the refinancing of the $56.2 million bank term loan with a bank term loan that matures in September 2006. The new bank term loan replaces the $56.2 million bank term loan that would have expired in October 2005. The bank term loan was supported severally by each of Temple, in the form of a guaranty, and Caraustar in the form of an irrevocable stand-by letter of credit. Subsequent to year end, on January 19, 2006, the term loan was paid in full.

5.	RETIREMENT PLAN

Standard participates in a 401(k) retirement plan which provides for voluntary contributions by employees not to exceed the lower of 50% of their gross salaries and wages or $14 thousand, $13 thousand, and $12 thousand for the years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively. Standard matches 50% of the first 6% of each employee’s contribution (maximum of 3% and $3 thousand). The amounts incurred for Standard’s matching contributions totaled $346,000, $425 thousand, and $286 thousand for the years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively.

6.	RELATED-PARTY TRANSACTIONS

Under the terms of a paper supply agreement dated April 1, 1996 between Standard and Caraustar, Standard is obligated to purchase all of its paperboard requirements from Caraustar through December 31, 2006. For the years ended December 31, 2005, January 1, 2005, and January 3, 2004, Standard purchased approximately $6.3 million, $9.6 million, and $14 million, respectively, of paperboard from Caraustar.

For the years ended December 31, 2005, January 1, 2005, and January 3, 2004, Standard purchased approximately $794 thousand, $722 thousand, and $453 thousand, respectively, of materials from Temple.

For the years ended December 31, 2005, January 1, 2005, and January 3, 2004, the Company purchased $16.9 million, $10.7 million, and $3.4 million, respectively, of materials from Premier Boxboard Limited LLC (“Premier”), a 50% owned joint venture of Caraustar and Temple.

Standard is a party to a marketing agreement with Temple whereby Temple continues to serve as the exclusive marketing agent for Standard’s products. Under the terms of this agreement, which expires March 31, 2006, Temple is responsible for all marketing, sales, distribution, invoicing, and collection of customer accounts. During the years ended December 31, 2005, January 1, 2005, and January 3, 2004, Standard incurred and paid Temple marketing fees of $4.9 million, $3.9 million, and $2.6 million, respectively, for performing these services. Additionally, Temple collected on Standard’s behalf amounts due for sales to various customers. As of December 31, 2005, January 1, 2005, and January 3, 2004, Standard was due $4.1 million, $7.1 million and $2.9 million, respectively, from Temple for amounts previously collected.

Standard is also a party to a management agreement with Temple, employing Temple as exclusive manager of Standard’s operations. The agreement is subject to automatic annual extensions unless Standard or Temple elects to terminate the agreement. Under the terms of this agreement, Standard incurred and paid Temple for management service fees $500 thousand, $577 thousand, and $500 thousand for the years ended December 31, 2005, January 1, 2005, and January 3, 2004, respectively.

7.	COMMITMENTS AND CONTINGENCIES

Operating Leases—Certain equipment utilized by the partnership is subject to operating leases. At December 31, 2005, the future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

2006	$86
2007	73
2008	68
2009	39
2010 and thereafter	1

Total	$267

The total rental expense incurred during the years ended December 31, 2005, January 1, 2005, and January 3, 2004, was approximately $103 thousand, $67 thousand, and $42 thousand, respectively.

Legal Matters—Standard is subject to certain lawsuits and claims incidental to its business. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of pending or threatened litigation, claims, and assessments will have no material adverse effect upon Standard’s financial position, liquidity, or results of operations.

Shipping Commitments—During fiscal 2000, Standard entered into a five-year agreement with its primary rail carriers whereby Standard guaranteed the use of a minimum number of rail cars annually and over the contract period, as defined in the agreement. If the minimum number of rail cars is not met, Standard must pay its primary rail carriers a penalty for each shortfall carload. As annual minimums were not met during years prior to 2004, Standard recorded a liability for minimum usage obligations of approximately $250 thousand, and $683 thousand as of January 1, 2005, and January 3, 2004, respectively. The rail carrier agreement expired on December 31, 2004.

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